Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

28th March 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of MOIL, of which Mr Sydney S W Leong is a Director, of the following Director's share transactions:

Name of Director	Nature of Transaction	Name of Company	Date of Transaction	No. of shares transferred	Consideration per share (US$)
Sydney S W Leong	Transfer of shares held by Mr Leong to his connected person, Sywest Investment Limited	Jardine Strategic Holdings Limited ("JSH"), holding company of MOIL	22/03/2002	19,635	2.680
		Jardine Matheson Holdings Limited ("JMH"), holding company of MOIL	22/03/2002	15,445	5.550
		Dairy Farm International Holdings Limited ("DFIH"), fellow subsidiary of MOIL	22/03/2002	95,343	0.700
		MOIL	22/03/2002	50,672	0.405
Sydney S W Leong	Transfer of shares held by Mr Leong's spouse to his connected person, Sywest Investment Limited	JSH, holding company of MOIL	22/03/2002	15,566	2.680
		JMH, holding company of MOIL	22/03/2002	2,490	5.550
		DFIH, fellow subsidiary of MOIL	22/03/2002	75,446	0.700
		MOIL	22/03/2002	40,171	0.405

Yours faithfully
JARDINE MATHESON LIMITED

dew 4/19

pp Neil M McNamara
Group Corporate Secretary

F:\WIN\Director\Interests\Sydney Leong\27-03-2002.doc

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Director Shareholding
Released	09:36 28 Mar 2002
RNS Number	7527T

MANDARIN ORIENTAL INTERNATIONAL LIMITED

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Disclosure of interests in shares or debentures and notifications of dealings under the listing rules of the UK Listing Authority.

1. Name of Company.

Mandarin Oriental International Limited ("MOIL")

2. Name of Director.

Sydney S W Leong

3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

In respect of the Director named in 2 above and his spouse, Mona M S Leong.

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).

HKSBC Nominees Limited

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

Yes, Sywest Investment Limited

6. Please state the nature of the transaction.

(A) Transfer of shares in the following Companies held by the Director named in 2 above to his connected person, Sywest Investment Limited:
(i) Jardine Strategic Holdings Limited ("JSH"), holding company of MOIL
(ii) Jardine Matheson Holdings Limited ("JMH"), holding company of MOIL
(iii) Dairy Farm International Holdings Limited ("DFIH"), fellow subsidiary of MOIL
(iv) MOIL

(B) Transfer of shares in the following Companies held by Mona M S Leong to Sywest Investment Limited, a connected person of the Director named in 2 above:
(i) JSH, holding company of MOIL
(ii) JMH, holding company of MOIL
(iii) DFIH, fellow subsidiary of MOIL
(iv) MOIL

7. Number of shares/amount of stock transferred.

(A) (i) 19,635 shares in JSH

(ii) **15,445 shares in JMH**
(iii) **95,343 shares in DFIH**
(iv) **50,672 shares in MOIL**

(B) (i) **15,566 shares in JSH**
(ii) **2,490 shares in JMH**
(iii) **75,446 shares in DFIH**
(iv) **40,171 shares in MOIL**

8. Percentage of issued class.

(A) (i) **0.0019% of the issued share capital of JSH**
(ii) **0.0025% of the issued share capital of JMH**
(iii) **0.0056% of the issued share capital of DFIH**
(iv) **0.0057% of the issued share capital of MOIL**

(B) (i) **0.0015% of the issued share capital of JSH**
(ii) **0.0004% of the issued share capital of JMH**
(iii) **0.0044% of the issued share capital of DFIH**
(iv) **0.0045% of the issued share capital of MOIL**

9. Number of shares/amount of stock disposed.

NIL

10. Percentage of issued class.

N/A

11. Class of security.

(i) **Ordinary shares of US$0.05 each of JSH**
(ii) **Ordinary shares of US$0.25 each of JMH**
(iii) **Ordinary shares of US0.05^{5}/_{9}$ each of DFIH**
(iv) **Ordinary shares of US$0.05 each of MOIL**

12. Price per share.

(i) **US$2.680 of JSH**
(ii) **US$5.550 of JMH**
(iii) **US$0.700 of DFIH**
(iv) **US$0.405 of MOIL**

13. Date of transaction.

22nd March 2002

14. Date company informed.

27th March 2002

15. Total holding following this notification.

(i) **240,124 shares in JSH**
(ii) **481,829 shares in JMH**
(iii) **1,025,571 shares in DFIH**
(iv) **467,577 shares in MOIL**

16. Total percentage holding of issued class following this notification.

(i) **0.0227% of JSH**
(ii) **0.0767% of JMH**
(iii) **0.0600% of DFIH**
(iv) **0.0529% of MOIL**

17. Total number of shares or debentures over which options held following this notification.

None

18. Additional information.

None

19. Name of contact and telephone number for queries.

Carmen Tam – 852 2843 8270

20. Name of authorised company official responsible for making this notification.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

28th March 2002

www.mandarinoriental.com

END

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